 1-A/A LIVE 0001629699 XXXXXXXX 024-10436 true false false Fair-Haired Dumbbell LLC OR 2014 0001629699 6500 46-4931700 0 0 3534 NE 45TH AVENUE, #J PORTLAND OR 97213 503-232-3479 David J. Lavan Other 150569.13 0.00 0.00 2778445.25 2929014.38 2923160.86 0.00 2923160.86 5853.52 2929014.38 0.00 -146.48 0.00 -146.48 0.00 0.00 0 Class A Membership Units 1500 N/A N/A 0 true true false Tier1 Audited Equity (common or preferred stock) N N N Y N N 1500 0 1000.00 1500000.00 0.00 0.00 0.00 1500000.00 Artesian CPA LLC 4500.00 Dinsmore & Shohl LLP 75000.00 Dinsmore & Shohl LLP 45000.00 true false CA DC MA OR VA WA false Fair-Haired Dumbbell LLC Class A Membership Units 1500 0 The Manager contributed $6,000 in capital in exchange for the Class A Membership Units it received. The consideration paid by the Manager for all of the outstanding Class A Membership Units was based on an estimate of initial capital needed to form the Company and begin the registration process. The Company believes that to the extent that the transaction involving Class A Membership Units constitutes a sale of securities, we believe such transaction qualifies as an exempt transaction under Section 4(a)(2), amongst other exemptions.